SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*

                           Magal Security Systems Ltd.
             ------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS $1.0 per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    M6786D104
             ------------------------------------------------------
                                 (CUSIP NUMBER)


                             Eleazer N. Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 10, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 13 Pages)

-------------------------------------------------------------------------------


     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6786D104                 13D                    Page 2 of 13 Pages

-------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS

         Diker GP, LLC
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                   (a) [ ]
                                                                 (b) [X]
-------------------------------------------------------------------------------
     (3) SEC USE ONLY

-------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS (see instructions)
         OO
-------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    604,495 Ordinary Shares
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    604,495 Ordinary Shares

-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          604,495 Ordinary Shares
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          5.8%
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON (see instructions)
          OO
-------------------------------------------------------------------------------

CUSIP No. M6786D104                 13D                    Page 3 of 13 Pages

-------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS

         Diker Management, LLC
-------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)                                      (a) [ ]
                                                                 (b) [X]
-------------------------------------------------------------------------------
     (3) SEC USE ONLY

-------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS (see instructions)
         OO
-------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    604,495 Ordinary Shares
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    604,495 Ordinary Shares
-------------------------------------------------------------------------------
    (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         604,495 Ordinary Shares
-------------------------------------------------------------------------------
    (12) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
-------------------------------------------------------------------------------
    (13) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         5.8%
-------------------------------------------------------------------------------
    (14) TYPE OF REPORTING PERSON (see instructions)
         IA
-------------------------------------------------------------------------------

CUSIP No. M6786D104                 13D                    Page 4 of 13 Pages

-------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS

         Charles M. Diker
-------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)                                      (a) [ ]
                                                                 (b) [X]
-------------------------------------------------------------------------------
     (3) SEC USE ONLY

-------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS (see instructions)
         OO
-------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    604,495 Ordinary Shares
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    604,495 Ordinary Shares

-------------------------------------------------------------------------------
    (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         604,495 Ordinary Shares
-----------------------------------------------------------------------------
    (12) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
-------------------------------------------------------------------------------
    (13) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         5.8%
-------------------------------------------------------------------------------
    (14) TYPE OF REPORTING PERSON (see instructions)
         IN
-------------------------------------------------------------------------------

CUSIP No. M6786D104                 13D                    Page 5 of 13 Pages

-------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSONS

         Mark N. Diker
-------------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)                                      (a) [ ]
                                                                 (b) [X]
-------------------------------------------------------------------------------
     (3) SEC USE ONLY

-------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS (see instructions)
         OO
-------------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    604,495 Ordinary Shares
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    604,495 Ordinary Shares

-------------------------------------------------------------------------------
    (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         604,495 Ordinary Shares
-------------------------------------------------------------------------------
    (12) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
-------------------------------------------------------------------------------
    (13) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)
         5.8%
-------------------------------------------------------------------------------
    (14) TYPE OF REPORTING PERSON (see instructions)
         IN
-------------------------------------------------------------------------------

CUSIP No. M6786D104                 13D                   Page  6 of 13 Pages


This statement on Schedule 13D (the "Schedule 13D") relates to the Ordinary Shares (as defined below). The Reporting Persons (as defined below) have previously filed a statement on Schedule 13G on February 15, 2006, as amended on February 12, 2007, February 12, 2008, February 17, 2009 and February 16, 2010 to report their beneficial ownership of Ordinary Shares of the Company (as defined below) that is the subject of this Schedule 13D, and are filing this schedule pursuant to ss.240.13d-1(e) as the Reporting Persons may no longer be deemed to be passive investors in the Company due to the matters set forth in Item 4 below.

Item 1.     Security and Issuer.

         This statement relates to the Ordinary Shares, par value NIS $1.0 per share (the "Ordinary Shares"), of Magal Security Systems Ltd., an Israeli corporation (the "Company"). The Company's principal executive offices are located at 17 Altalef Street, Yahud Industrial Zone, 56100, Israel.

Item 2.     Identity and Background.

     (a) This statement is filed by:

             (i) Diker GP, LLC, a Delaware limited liability company ("Diker GP") who serves as the general partner to Diker Micro-Value Fund, LP ("MV"), Diker Micro-Value QP Fund, LP ("MVQP"), Diker Micro & Small Cap Fund LP ("MS") and Diker M&S Cap Master Ltd ("MSCM") with respect to the Ordinary Shares held by each of MV, MVQP, MS and MSCM (collectively, the "Diker Funds");

            (ii) Diker Management, LLC, a Delaware limited liability company ("Diker Management") who serves as the investment manager of each of the Diker Funds, with respect to the Ordinary Shares held by the Diker Funds;

           (iii) Charles M. Diker, who serves as the managing member of each of Diker GP and Diker Management, with respect to the Ordinary Shares beneficially owned by each of Diker GP and Diker Management; and

           (iv) Mark N. Diker, who serves as the managing member of each of Diker GP and Diker Management, with respect to the Ordinary Shares beneficially owned by each of Diker GP and Diker Management.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The principal business address of each of the Reporting Persons is 730 Fifth Avenue, 15th Floor, New York, New York 10019.

     (c) The principal business of each of Diker GP and Diker Management is investing for accounts under their management. The principal occupation of each of Charles M. Diker and Mark N. Diker is to act as managing member for each of Diker GP and Diker Management.

CUSIP No. M6786D104                 13D                   Page  7 of 13 Pages


     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of Diker GP and Diker Management is a Delaware limited liability company. Each of Charles M. Diker and Mark N. Diker is a citizen of the United States of America.


Item 3.     Source and Amount of Funds and Other Consideration.

     The aggregate purchase cost of the 604,495 Ordinary Shares beneficially owned in the aggregate by all of the Reporting Persons is approximately $4,848,065 including brokerage commissions. The Ordinary Shares were acquired by the Reporting Persons with investment funds in accounts under management.

Item 4.     Purpose of the Transaction.

     The Ordinary Shares reported herein by the Reporting Persons were acquired for investment purposes in the ordinary course of business.

     On June 10, 2010, the Diker Funds, joined with Clough Investment Partners I, L.P., Clough Investment Partners II, L.P., Clough Offshore Fund, Ltd., Clough Global Equity Fund, Clough Global Allocation Fund and The Flatley Foundation (collectively, "Clough"), Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P. (collectively, "Prescott"; Clough and Prescott are collectively referred to herein as the "Other Signatories" and together with the Diker Funds, the "Signatories"), in sending a letter (the "Letter") to Mr. Jacob Perry, Chairman of the Board of the Company, requesting that an Extraordinary General Meeting of the shareholders of the Company be convened promptly to consider certain matters set forth therein. Alternatively, the Letter allows the Company to comply with this request for an Extraordinary Meeting by postponing the Company's upcoming June 23, 2010 annual shareholders' meeting and revising the agenda to include the proposals set forth in the Letter (in either case, such meeting, the "Meeting"). The Letter was delivered to Mr. Jacob Perry on June 13, 2010.

     As stated in the Letter, the Signatories believe that in light of the Company's recent performance it would be desirable to change the composition of the Board of Directors in order to lead a recovery plan that would improve the Company's performance and enhance shareholders' value. The Signatories proposed in the Letter that certain nominees to the Board of Directors who bring with them experience and professional capabilities be appointed as directors of the Company in place of the current members of the Board of Directors, other than Mr. Nathan Kirsh and the then serving external directors.

CUSIP No. M6786D104                 13D                   Page  8 of 13 Pages


     Specifically, the Signatories proposed that (a) effective as of the close of the Meeting, the service of all members of the Board of Directors of the Company, including without limitation, Mr. Jacob Perry, Mr. Jacob Even-Ezra, Mr. Zeev Livne, Mr. Jacob Nuss and Mr. Barry Stiefel, but excluding Mr. Nathan Kirsh and the then serving external directors, terminate and they, as of such time and thereafter, cease to serve as a directors of the Company, and (b) effective as of the close of the Meeting, Mr. Yoav Stern, Mr. Avihu Ben-Nun, Mr. Zivi R. Nedivi, Mr. Ami Amir and Mr. Israel (Relik) Shafir be elected to serve as directors of the Company.

     This description of the Letter is a summary only and is qualified by reference to the Letter, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

     The Letter may result in the Reporting Persons being deemed a "group" with Clough and certain of their affiliates (the "Clough Reporting Persons") and Prescott and certain of their affiliates (the "Prescott Reporting Persons") within the meaning of Section 13(d) of the Act. Although the Reporting Persons, the Clough Reporting Persons and the Prescott Reporting Persons may be deemed to be a "group" with each other within the meaning of Section 13(d) of the Act, the Reporting Persons do not believe that they are part of a group with the Clough Reporting Persons or the Prescott Reporting Persons and expressly disclaim membership in any "group" with the Clough Reporting Persons and/or the Prescott Reporting Persons as they have no agreement to act together with either the Clough Reporting Persons or the Prescott Reporting Persons for the purpose of acquiring, holding, voting or disposing of equity securities of the Company. Based on information and belief, the Clough Reporting Persons beneficially own 704,042 Ordinary Shares, representing approximately 6.77% of the outstanding
Ordinary Shares, and the Prescott Reporting Persons beneficially own 544,427 Ordinary Shares, representing approximately 5.24% of the outstanding Ordinary Shares. The Reporting Persons expressly disclaim beneficial ownership of any Ordinary Shares that may be deemed to be beneficially owned by the Clough Reporting Persons and the Prescott Reporting Persons.

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company, stakeholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of any discussions and actions referenced above, actions taken by the board of directors, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional Ordinary Shares or selling some or all of their Ordinary Shares, engaging in short selling of or any hedging or similar transactions with respect to the Ordinary Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. M6786D104                 13D                   Page  9 of 13 Pages


Item 5.     Interest in Securities of the Issuer.

     A.  Diker GP, LLC

               (a) As of the date hereof, Diker GP may be deemed the beneficial owner of 604,495 Ordinary Shares directly held by the Diker Funds.

                    Percentage: Approximately 5.8% as of the date hereof. The percentages used herein and in the rest of the Schedule 13D are calculated based upon 10,396,548 Ordinary Shares, which reflects the number of Ordinary Shares outstanding, as of December 31, 2009, as reported in the Company's Annual Report on Form 20-F filed on May 3, 2010.


               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the
                       disposition:  See item (a) above.

               (c) Transaction in the Ordinary Shares within the last sixty days that were effected by Diker GP on behalf of the Diker Funds are set forth on Schedule A.

               (d) No person other than the Reporting Persons and the Diker Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

               (e)  Not applicable.

      B. Diker Management, LLC

               (a) As of the date hereof, Diker Management may be deemed the beneficial owner of 604,495 Ordinary Shares directly held by the Diker Funds.

                    Percentage: Approximately 5.8% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the
                       disposition:  See item (a) above.

               (c) Transaction in the Ordinary Shares within the last sixty days that were effected by Diker Management on behalf of the Diker Funds are set forth on Schedule A.

               (d) No person other than the Reporting Persons and the Diker Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

CUSIP No. M6786D104                 13D                   Page 10 of 13 Pages



               (e)  Not applicable.

      C. Charles M. Diker

               (a) As of the date hereof, Mr. Charles M. Diker may be deemed the beneficial owner of 604,495 Ordinary Shares directly held by the Diker Funds.

                    Percentage: Approximately 5.8% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the
                       disposition:  See item (a) above.

               (c) Mr. Charles M. Diker did not directly effect any transaction in the Ordinary Shares within the last sixty days.

               (d) No person other than the Reporting Persons and the Diker Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

               (e)  Not applicable.

      D. Mark N. Diker

               (a) As of the date hereof, Mr. Mark N. Diker may be deemed the beneficial owner of 604,495 Ordinary Shares directly held by the Diker Funds.

                    Percentage: Approximately 5.8% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the
                       disposition:  See item (a) above.

               (c) Mr. Mark N. Diker did not directly effect any transaction in the Ordinary Shares within the last sixty days.

               (d) No person other than the Reporting Persons and the Diker Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

               (e)  Not applicable.

     As discussed in Item 4 above, the Letter may result in the Reporting Persons being deemed a "group" with the Clough Reporting Persons and the Prescott Reporting Persons within the meaning of Section 13(d) of the Act. Although the Reporting Persons, the Clough Reporting Persons and the Prescott

CUSIP No. M6786D104                 13D                   Page 11 of 13 Pages

Reporting Persons may be deemed to be a "group" with each other within the meaning of Section 13(d) of the Act, the Reporting Persons do not believe that they are part of a group with the Clough Reporting Persons or the Prescott Reporting Persons and expressly disclaim membership in any "group" with the Clough Reporting Persons and/or the Prescott Reporting Persons as they have no agreement to act together with either the Clough Reporting Persons or the Prescott Reporting Persons for the purpose of acquiring, holding, voting or disposing of equity securities of the Company. Based on information and belief, the Clough Reporting Persons beneficially own 704,042 Ordinary Shares, representing approximately 6.77% of the outstanding Ordinary Shares, and the Prescott Reporting Persons beneficially own 544,427 Ordinary Shares, representing approximately 5.24% of the outstanding Ordinary Shares. The Reporting Persons expressly disclaim beneficial ownership of any Ordinary Shares that may be deemed to be beneficially owned by the Clough Reporting Persons and the Prescott Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As described in Item 4 above, on June 13, 2010, the Diker Funds and the Other Signatories sent the Letter to Mr. Jacob Perry, Chairman of the Board of the Company. The Letter is attached hereto as Exhibit 1 and is incorporated herein by reference.

     Other than the Letter and the Joint Filing Agreement attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     Exhibit 1: Letter to Mr. Jacob Perry, Chairman of the Board of the Company dated June 13, 2010.

     Exhibit 2: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. M6786D104                 13D                   Page 12 of 13 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 21, 2010

                              DIKER GP, LLC

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              DIKER MANAGEMENT, LLC

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              /s/ Charles M. Diker
                              ---------------------------------------
                              CHARLES M. DIKER


                              /s/ Mark N. Diker
                              ---------------------------------------
                              MARK N. DIKER

CUSIP No. M6786D104                 13D                   Page 13 of 13 Pages


                                   Schedule A

     This Schedule sets forth information with respect to each purchase and sale of Ordinary Shares that were effected by Diker GP and Diker Management on behalf of the Diker Funds within the last sixty days. All transactions were effected in the open market through a broker.

Trade Date                      Shared Purchased (Sold)        Price ($)*
4/20/2010                       (5,194)                        3.83
4/21/2010                       (1,363)                        3.92
4/22/2010                         (300)                        3.92
5/5/2010                        (1,186)                        3.70
5/5/2010                         1,186                         3.70
5/12/2010                       (3,520)                        3.54
5/13/2010                       (1,400)                        3.58
5/18/2010                       (4,000)                        3.21
5/27/2010                      (35,000)                        2.70
5/28/2010                       (1,000)                        2.72
6/01/2010                       (5,000)                        2.75
6/01/2010                       (2,282)                        2.68
6/01/2010                        2,282                         2.68
*  Excluding commissions.

                                    EXHIBIT 1

                                                                  June 13, 2010

Magal Security Systems Ltd.
17 Altalef Street
Yehud 56100
Israel

Attention:  Mr. Jacob Perry, Chairman of the Board

                                             BY FACSIMILE NO. [  ] AND COURIER


Dear Sir,

                       Re: General Meeting of Shareholders

     This letter is provided to you on behalf of (a) Clough Investment Partners I, L.P., Clough Investment Partners II, L.P., Clough Offshore Fund, Ltd., Clough Global Equity Fund, Clough Global Allocation Fund and The Flatley Foundation (collectively, "Clough"), (b) Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P. (collectively, "Prescott"), and (c) Diker Micro-Value Fund, L.P., Diker Micro-Value QP Fund, L.P., Diker Micro and Small Cap Fund, L.P. and Diker M&S Cap Master, Ltd. (collectively, "Diker", and together with Clough and Prescott, the "Shareholders"). In accordance with
Section 63(b) of the Israeli Companies Law, 1999 (the "Companies Law"), the Shareholders hereby request that an Extraordinary General Meeting of the shareholders of Magal Security Systems Ltd. (the "Company") be convened promptly to consider the matters further set forth below. Alternatively, in light of the upcoming annual shareholders' meeting of the Company that is scheduled to take place on June 23, 2010, you may comply with the foregoing request by postponing such annual general meeting and revising the agenda thereof such that it would include the proposals set forth below.

     Clough currently holds, in the aggregate, 704,042 ordinary shares, par value NIS1.0 per share of the Company (the "Ordinary Shares") which constitute approximately 6.77% of the issued and outstanding share capital and the voting rights of the Company, Prescott currently holds, in the aggregate, 544,427 Ordinary Shares which constitute approximately 5.24% of the issued and outstanding share capital and the voting rights of the Company, and Diker currently holds, in the aggregate, 604,495 Ordinary Shares which constitute approximately 5.81% of the issued and outstanding share capital and the voting rights of the Company.

     The Shareholders believe that in light of the Company's recent performance, it would be desirable to change the composition of the Board of Directors in order to lead a recovery plan that would improve the Company's performance and enhance shareholders' value. The Shareholders therefore propose that certain nominees who bring with them experience and professional capabilities be appointed as directors of the Company in place of the current members of the Board of Directors, other than Mr. Nathan Kirsh and the then serving external directors, who may continue to serve as external directors. The Shareholders believe that the proposed change should be implemented as soon as possible.

     Accordingly, we hereby request that notice, in accordance with all applicable legal requirements, shall be provided as soon as possible (and in any event no later than 21 days from the date hereof) to all shareholders of the Company of a General Meeting to be held in Israel 35 days from the date of such notice (the "Meeting"), to consider and vote on the matters set forth below, and that the Company and the directors take all action necessary or advisable to cause the Meeting to be held as promptly as possible and facilitate the orderly conduct of the Meeting, including, without limitation, the administration of the shareholder vote.

     The agenda for the Meeting shall consist of the following proposals: (a) effective as of the close of the Meeting the service of all members of the Board of Directors, including without limitation, Mr. Jacob Perry, Mr. Jacob Even-Ezra, Mr. Zeev Livne, Mr. Jacob Nuss and Mr. Barry Stiefel, but excluding Mr. Nathan Kirsh and the then serving external directors, shall terminate and they shall, as of such time and thereafter, cease to serve as a directors of the Company, and (b) effective as of the close of the Meeting, Mr. Yoav Stern, Mr. Avihu Ben-Nun, Mr. Zivi R. Nedivi, Mr. Ami Amir and Mr. Israel (Relik) Shafir shall be elected to serve as directors of the Company.

     We note that to the extent the service of Mr. Barry Stiefel as a director shall terminate pursuant to the aforementioned proposals, we have no objection to his appointment by the new Board as an observer on the Board of the Company, until otherwise determined by the Board.

     It is proposed that the following resolutions be adopted at the Meeting:

To terminate the service as directors of the Company of all members of the Board of Directors, including without limitation, Mr. Jacob Perry, Mr. Jacob Even-Ezra, Mr. Zeev Livne, Mr. Jacob Nuss and Mr. Barry Stiefel, but excluding Mr. Nathan Kirsh and the then serving external directors, effective as of the close of the Meeting.

Provided that resolution no. 1 above is adopted:

               A) To appoint Mr. Yoav Stern as director of the Company effective as of the close of the Meeting.

               B) To appoint Mr. Avihu Ben-Nun as director of the Company effective as of the close of the Meeting.

               C) To appoint Mr. Zivi R. Nedivi as director of the Company effective as of the close of the Meeting.

               D) To appoint Mr. Ami Amir as director of the Company effective as of the close of the Meeting.

               E) To appoint Mr. Israel (Relik) Shafir as director of the Company effective as of the close of the Meeting.

     Attached as Exhibit A please find a short biography of each of the new nominees to be elected as directors of the Company.

     Also attached as Exhibit B is a statement by each nominee containing his consent to serve as a director of the Company and that he is qualified to serve as a director of the Company. The Shareholders believe that they have thus provided all information that is required under the Companies Law with respect to the Meeting and the proposed resolution.

     We note that the Company has not, in the past, sent Written Ballots to its shareholders pursuant to Section 87 of the Companies Law, and we assume therefore that you are of the view that the Company is not obligated to do so under applicable law. Nonetheless, to the extent that the Company concludes otherwise, and in accordance with the applicable Regulations, we hereby attach as EXHIBIT C a form of Written Ballot for use in such circumstances. In addition, we also intend to provide the Company with a Position Statement within the timetable permitted under applicable law.

     Please contact our attorney, Dan Shamgar Adv. of Meitar Liquornik Geva & Leshem Brandwein, at 972-3-610-3135 with any questions or queries with respect to the foregoing.

                            SIGNATURE PAGES FOLLOW

                              Sincerely,


                              PRESCOTT GROUP AGGRESSIVE SMALL CAP, L.P.


                              Name:
                                      ---------------------------------
                              Title:
                                      ---------------------------------


                              PRESCOTT GROUP AGGRESSIVE SMALL CAP II, L.P.


                              Name:
                                      ---------------------------------
                              Title:
                                      ---------------------------------

                              CLOUGH INVESTMENT PARTNERS I, L.P.


                              Name:
                                      --------------------------------
                              Title:
                                      --------------------------------


                              CLOUGH INVESTMENT PARTNERS II, L.P.


                              Name:
                                      --------------------------------
                              Title:
                                      --------------------------------



                              CLOUGH OFFSHORE FUND, LTD.


                              Name:
                                      --------------------------------
                              Title:
                                      --------------------------------


                              CLOUGH GLOBAL EQUITY FUND


                              Name:
                                      --------------------------------
                              Title:
                                      --------------------------------


                              CLOUGH GLOBAL ALLOCATION FUND


                              Name:
                                       --------------------------------
                              Title:
                                      --------------------------------

                              THE FLATLEY FOUNDATION


                              Name:
                                      --------------------------------
                              Title:
                                      --------------------------------

                              DIKER MICRO-VALUE FUND, L.P.


                              Name:
                                      ---------------------------------
                              Title:
                                      ---------------------------------


                              DIKER MICRO-VALUE QP FUND, L.P.


                              Name:
                                      ---------------------------------
                              Title:
                                      ---------------------------------



                              DIKER MICRO AND SMALL CAP FUND, L.P.


                              Name:
                                      ---------------------------------
                              Title:
                                      ---------------------------------


                              DIKER M&S CAP MASTER, LTD.


                              Name:
                                      ---------------------------------
                              Tite:
                                      ---------------------------------

                                    EXHIBIT A

MAJOR GEN. (RET.) AVIHU BEN-NUN, 70

Major Gen. (Ret.) Avihu Ben-Nun served for 34 years in the Israeli Air Force, retired in 1992, after 2 years as Head of Strategic Planning Division in the Israeli Defense Forces' General Staff Headquarters, and 5 years as The Supreme Commander of the Israeli Air Force. Since his retirement, Mr. Ben-Nun serves as the Chairman of Universal Motors Israel (UMI), which he founded through a merger between 3 competitors, and led to become the exclusive distributor of all General Motors exported brands in Israel and the leading distributor and vehicle importer in the Israeli automotive market. He also served as Chairman of GM UMIT R&D and General Motors' R&D center in Israel. Mr. Ben-Nun held key executive positions in the private sector as well as voluntary positions in the public sector. He also serves on the Board of Directors of leading companies, including Kardan Ltd., ExactCost and FIRST Israel, and in the past on the Boards of Golden Wings V.C. Fund, Elbit Systems Ltd., Bank Mizrahi, Electronic Data Systems Israel Ltd. (which he also established) and Advanced Material Technology. In the public sector, Mr. Ben-Nun is a director of the Israel-America Chamber of Commerce and the Tel Aviv Chamber of Commerce, former President of the Israeli Air Force Association, Chairman of the Israeli Vehicles Importer Association and Vice-Chairman of the Combined Chamber of Commerce and of the Council of the Federation of Israeli Chamber of Commerce. Mr. Ben-Nun holds a Bachelor degree from Auburn University, Alabama; graduated with distinction from the US Air Force Air Warfare College, graduated the Advanced Management Program at Harvard Business School and was awarded an Honorary Doctorate from the Technion in Haifa, Israel.

MR. YOAV STERN, 56

Mr. Stern served from late 2008 throughout part of 2009 as the Acting President and Chief Executive Office of the Company, during which he repositioned the Company after suffering continuous losses, and redesigned its business plan for the coming years, which was approved for execution by the Company's Board. Since 1997, Mr. Stern serves as the Co-Chairman of the Board of Directors of Bogen Communications International Inc. (NASDAQ: BOGN), a New Jersey and European based digital voice processing company with annual revenues of approximately $50 million. During 2007-2008, Mr. Stern led the privatization and deregistration of Bogen through a series of public tender offers, and he is continuously involved in its M&A, financing and strategic development activities. Prior to 1995, Mr. Stern was a Co-Chief Executive Officer of Bogen's predecessor company, European Gateway Acquisition Corporation (NASDAQ: EGAC). Mr. Stern was the founder and managing partner of Helix Capital LLC, a private M&A and turnaround advisory firm based in San Francisco and New York. During 1998-2003, Mr. Stern served as the Executive Chairman of Kellstrom Industries Inc., an industry leader in the airborne equipment segments of the international aviation services after-market. Together with Mr. Nedivi, he led a series of complex M&A and financing transactions that increased Kellstrom's annual revenues from $8 million to $330 million. Following the September 11 attacks and the downturn in the aviation industry, Mr. Stern introduced a financial turnaround plan for Kellstrom and raised $100 million from private equity funds as well as from GE Capital and Sumitomo Bank, thus enabling Kellstrom to significantly recover from brink of liquidation. Mr. Stern is still one of the largest private shareholders of Kellstrom. Mr. Stern was also the President of WordStar International Inc., a California based publicly traded software company, which he led through a turnaround process and a three-way public merger that resulted in it becoming the largest consumer software company (The Learning Company (NYSE: TLC)). Mr. Stern served as a director and executive officer in various private and public companies, including Random Access Inc. and Elron Electronic Industries Ltd. (NASDAQ: ELRNF), in which he was extensively involved in major M&A transactions, the raising of public equity and debt and business restructuring. Mr. Stern served for 25 years in active duty and reserve service in the Israeli Air Force, as a fighter pilot and senior flight leader of various aircrafts (such as F-15, A-4, Mirage and Kfir), an Avionic Systems Officer, a Commander of the Operational Training Unit and an F-15 Deputy Squadron Commander. Mr. Stern earned a Practical Engineering Diploma (magna cum laude) in advance mechanics and automation from ORT Technological College, Israel, graduated the Israeli Air Force Academy and holds a B.Sc. Degree (cum laude) in Mathematics and Computer Science from Tel Aviv University.

MR. ZIVI R. NEDIVI, 52

Mr. Nedivi has served, between 2008 and 2010 as the Chief Executive Officer and thereafter as Special Advisor of Axiom Investment Advisors, LLC, a hedge fund located in New York, focused on foreign currency trading with assets under management of over $1.6 billion, servicing large financial institutions, including Deutsche Bank and the World Bank. Prior to joining Axiom, Mr. Nedivi served as the Chief Operating Officer of Lumenis Ltd., a global leader in medical and aesthetic lasers and light based technology. From 1995 until 2005, Mr. Nedivi served as President and Chief Executive Officer of Kellstrom Aerospace (as well as its predecessor companies), an industry leader in the airborne equipment segments of the international aviation services after-market. Together with Mr. Stern, he led complex M&A and financing transactions that increased Kellstrom's annual revenues from $8 million to $330 million. Following the September 11 attacks and the downturn in the aviation industry, Mr. Nedivi also planned and executed a turnaround plan for Kellstrom, thus enabling it to significantly recover from brink of liquidation. Mr. Nedivi is still one of the largest private shareholders of Kellstrom. Mr. Nedivi served also as the General Manager of Maakav Ltd., a private aviation management company based in Israel, which represented certain American companies in Israel, including companies active in the distribution of aircraft parts. Mr. Nedivi served as a Human Engineering Consultant to Israel Aircraft Industries Ltd. on the Lavi fighter aircraft program.

MR. AMI AMIR, 66

Mr. Amir established and currently serves as the General Partner at Partech International, a global venture fund, focusing on sourcing and investing in local early stage technology companies. Mr. Amir founded Radvision Ltd. (NASD:
RVSN) in 1993 and managed it as the Chief Executive Office for 9 years. Under his leadership, the company became a market leader in the voice and video over IP space. During 2000, Mr. Amir initiated the IPO of Radvision on NASDAQ in which an amount of $85 million was raised by the company and led the company's growth to 300 employees and revenues in excess of $70 million. Prior to

Radvision, Mr. Amir served for 6 years as the Chief Executive Officer of RAD Inc., during which he led RAD to over $20 million in sales to OEMs and distributors. Mr. Amir's extensive technical background includes years spent in R&D building real time, embedded electronic warfare systems and large software based communications systems, Internet related technologies and solutions and developing various hardware and software. Mr. Amir holds a B. Sc. Electrical Engineering from Technion in Haifa, Israel.

BRIG. GEN (RES.) ISRAEL (RELIK) SHAFIR, 57

Mr. Shafir joined the Company in 2009 and resigned in early 2010. He served as the Vice President of Business Development and Command and Control Products Manager. Mr. Shafir currently serves as the Chief Executive Officer of Thermal Cleaning Technologies Ltd., a subsidiary of IDT Energy, a company pursuing the cleanup of contaminated soils. Mr. Shafir was the founder and Chief Executive Officer of 4DM-Technologies, a software company in the field of Command and Control software for management of emergency situations. After selling the source code to the Israel Aircraft Industry, Mr. Shafir headed a project of upgrading the system for municipal and statewide security applications. Mr. Shafir is the Head of the Commission for Safety in Civil Aviation which was appointed by the Israeli Minister of Defense and Minister of Transportation to redesign civil aviation safety procedural and control issues. Mr. Shafir has vast experience in the Israeli Air Force, where he served as a fighter pilot, the Commander of the Israeli Air Force Academy, Commander of Hazor AFB (an all F-16 base) and Commander of Tel-Nof Air Force Base, the largest Air Force base in Israel. Mr. Shafir majored in Mathematics and Philosophy at the University of Bar-Ilan, Israel and has a MBA from the Naval Post Graduate School in Monterey, California.

                                    EXHIBIT B

                 STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

     The undersigned hereby declares to Magal Security Systems Ltd.
(the "Company"), effective as of                  2010, as follows:
                                 -------------,

1. I am making this statement as required under Section 224B of the Israeli Companies Law, 1999. Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my appointment as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company.

My qualifications were presented to the Company. In addition, attached hereto is my resume, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 226(1)-227(2) Israeli Companies Law, 1999.

I am aware that pursuant to Section 241 of the Israeli Companies Law, 1999 this statement shall be presented at the meeting of the Company's shareholders in which my appointment shall be considered, shall be kept in the Company's registered office and shall be available for review by any person.



-------------------------------------------

1 As of the date hereof, Section 226 of the Israeli Companies Law, 1999 provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted by a final judgment of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

     (1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law 5728-1968;

     (2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information;

     (3) conviction of any other offence that the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company.

2 As of the date hereof, Section 227 of the Israeli Companies Law, 1999 provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body - in case of its voluntary dissolution or if a court order for its dissolution was granted.

     IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

                                      Signature:
                                                  -----------------------------

                                      Name:
                                                  -----------------------------

                                    EXHIBIT C

                   MAGAL SECURITY SYSTEMS LTD. (THE "COMPANY")

              WRITTEN BALLOT PURSUANT TO THE COMPANIES REGULATIONS
        (VOTING BY WRITTEN BALLOT AND STATEMENTS OF POSITION) 5766 - 2006
                               (THE "REGULATIONS")

                                     PART A

1. COMPANY NAME: Magal Security Systems Ltd.

TYPE OF MEETING AND PLACE OF MEETING: An Extraordinary/Annual Meeting (the "MEETING") to be held on [ ], 2010, at [ ], at the Company's offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel. In the event that a quorum shall not be present, the meeting shall be adjourned until the same day and same time on the following week.

THE AGENDA:

     (1) as directors of the Company of all members of the Board of Directors, including without limitation, Mr. Jacob Perry, Mr. Jacob Even-Ezra, Mr. Zeev Livne, Mr. Jacob Nuss and Mr. Barry Stiefel, but excluding Mr. Nathan Kirsh and the then serving external directors, effective as of the close of the Meeting.

     (2)  Provided that resolution no. (1) above is adopted:

          A) To appoint Mr. Yoav Stern as director of the Company effective as of the close of the Meeting.

          B) To appoint Mr. Avihu Ben-Nun as director of the Company effective as of the close of the Meeting.

          C) To appoint Mr. Zivi R. Nedivi as director of the Company effective as of the close of the Meeting.

          D) To appoint Mr. Ami Amir as director of the Company effective as of the close of the Meeting.

          E) To appoint Mr. Israel (Relik) Shafir as director of the Company effective as of the close of the Meeting.

TIME AND  PLACE  WHERE  THE FULL  VERSION  OF THE  PROPOSED  RESOLUTIONS  MAY BE
REVIEWED: The full form of the proposed resolutions may be reviewed at the Company's offices, 17 Altalef Street, Industrial Zone, Yehud 56100, Israel, during business hours and subject to prior coordination by phone at [ ].

INFORMATION REGARDING NOMINEES:

     MAJOR GEN. (RET.) AVIHU BEN-NUN, 70: Major Gen. (Ret.) Avihu Ben-Nun served for 34 years in the Israeli Air Force, retired in 1992, after 2 years as Head of Strategic Planning Division in the Israeli Defense Forces' General Staff Headquarters, and 5 years as The Supreme Commander of the Israeli Air Force. Since his retirement, Mr. Ben-Nun serves as the Chairman of Universal Motors Israel (UMI), which he founded through a merger between 3 competitors, and led to become the exclusive distributor of all General Motors exported brands in Israel and the leading distributor and vehicle importer in the Israeli automotive market. He also served as Chairman of GM UMIT R&D and General Motors' R&D center in Israel. Mr. Ben-Nun held key executive positions in the private sector as well as voluntary positions in the public sector. He also serves on the Board of Directors of leading companies, including Kardan Ltd., ExactCost and FIRST Israel, and in the past on the Boards of Golden Wings V.C. Fund, Elbit Systems Ltd., Bank Mizrahi, Electronic Data Systems Israel Ltd. (which he also established) and Advanced Material Technology. In the public sector, Mr. Ben-Nun is a director of the Israel-America Chamber of Commerce and the Tel Aviv Chamber of Commerce, former President of the Israeli Air Force Association, Chairman of the Israeli Vehicles Importer Association and Vice-Chairman of the Combined Chamber of Commerce and of the Council of the Federation of Israeli Chamber of Commerce. Mr. Ben-Nun holds a Bachelor degree from Auburn University, Alabama; graduated with distinction from the US Air Force Air Warfare College, graduated the Advanced Management Program at Harvard Business School and was awarded an Honorary Doctorate from the Technion in Haifa, Israel.

     MR. YOAV STERN, 56: Mr. Stern served from late 2008 throughout part of 2009 as the Acting President and Chief Executive Office of the Company, during which he repositioned the Company after suffering continuous losses, and redesigned its business plan for the coming years, which was approved for execution by the Company's Board. Since 1997, Mr. Stern serves as the Co-Chairman of the Board of Directors of Bogen Communications International Inc. (NASDAQ: BOGN), a New Jersey and European based digital voice processing company with annual revenues of approximately $50 million. During 2007-2008, Mr. Stern led the privatization and deregistration of Bogen through a series of public tender offers, and he is continuously involved in its M&A, financing and strategic development activities. Prior to 1995, Mr. Stern was a Co-Chief Executive Officer of Bogen's predecessor company, European Gateway Acquisition Corporation (NASDAQ: EGAC). Mr. Stern was the founder and managing partner of Helix Capital LLC, a private M&A and turnaround advisory firm based in San Francisco and New York. During 1998-2003, Mr. Stern served as the Executive Chairman of Kellstrom Industries Inc., an industry leader in the airborne equipment segments of the international aviation services after-market. Together with Mr. Nedivi, he led a series of complex M&A and financing transactions that increased Kellstrom's annual revenues from $8 million to $330 million. Following the September 11 attacks and the downturn in the aviation industry, Mr. Stern introduced a financial turnaround plan for Kellstrom and raised $100 million from private equity funds as well as from GE Capital and Sumitomo Bank, thus enabling Kellstrom to significantly recover from brink of liquidation. Mr. Stern is still one of the largest private shareholders of Kellstrom. Mr. Stern was also the President of WordStar International Inc., a California based publicly traded software company, which he led through a turnaround process and a three-way public merger that resulted in it becoming the largest consumer software company (The Learning Company (NYSE:
     TLC)). Mr. Stern served as a director and executive officer in various private and public companies, including Random Access Inc. and Elron Electronic Industries Ltd. (NASDAQ: ELRNF), in which he was extensively involved in major M&A transactions, the raising of public equity and debt and business restructuring. Mr. Stern served for 25 years in active duty and reserve service in the Israeli Air Force, as a fighter pilot and senior flight leader of various aircrafts (such as F-15, A-4, Mirage and Kfir), an avionic Systems Officer, a Commander of the Operational Training Unit and an F-15 Deputy Squadron Commander. Mr. Stern earned a Practical Engineering Diploma (magna cum laude) in advance mechanics and automation from ORT Technological College, Israel, graduated the Israeli Air Force Academy and holds a B.Sc. Degree (cum laude) in Mathematics and Computer Science from Tel Aviv University.

     MR. ZIVI R. NEDIVI, 52: Mr. Nedivi has served, between 2008 and 2010 as the Chief Executive Officer and thereafter as Special Advisor of Axiom Investment Advisors, LLC, a hedge fund located in New York, focused on foreign currency trading with assets under management of over $1.6 billion, servicing large financial institutions, including Deutsche Bank and the World Bank. Prior to joining Axiom, Mr. Nedivi served as the Chief Operating Officer of Lumenis Ltd., a global leader in medical and aesthetic lasers and light based technology. From 1995 until 2005, Mr. Nedivi served as President and Chief Executive Officer of Kellstrom Aerospace (as well as its predecessor companies), an industry leader in the airborne equipment segments of the international aviation services after-market. Together with Mr. Stern, he led complex M&A and financing transactions that increased Kellstrom's annual revenues from $8 million to $330 million. Following the September 11 attacks and the downturn in the aviation industry, Mr. Nedivi also planned and executed a turnaround plan for Kellstrom, thus enabling it to significantly recover from brink of liquidation. Mr. Nedivi is still one of the largest private shareholders of Kellstrom. Mr. Nedivi served also as the General Manager of Maakav Ltd., a private aviation management company based in Israel, which represented certain American companies in Israel, including companies active in the distribution of aircraft parts. Mr. Nedivi served as a Human Engineering Consultant to Israel Aircraft Industries Ltd. on the Lavi fighter aircraft program.

     MR. AMI AMIR, 66: Mr. Amir established and currently serves as the General Partner at Partech International, a global venture fund, focusing on sourcing and investing in local early stage technology companies. Mr. Amir founded Radvision Ltd. (NASD: RVSN) in 1993 and managed it as the Chief Executive Office for 9 years. Under his leadership, the company became a market leader in the voice and video over IP space. During 2000, Mr. Amir initiated the IPO of Radvision on NASDAQ in which an amount of $85 million was raised by the company and led the company's growth to 300 employees and revenues in excess of $70 million. Prior to Radvision, Mr. Amir served for 6 years as the Chief Executive Officer of RAD Inc., during which he led RAD to over $20 million in sales to OEMs and distributors. Mr. Amir's extensive technical background includes years spent in R&D building real time, embedded electronic warfare systems and large software based communications systems, Internet related technologies and solutions and developing various hardware and software. Mr. Amir holds a B. Sc. Electrical Engineering from Technion in Haifa, Israel.

     BRIG. GEN (RES.) ISRAEL (RELIK) SHAFIR, 57: Mr. Shafir joined the Company in 2009 and resigned in early 2010. He served as the Vice President of Business Development and Command and Control Products Manager. Mr. Shafir currently serves as the Chief Executive Officer of Thermal Cleaning Technologies Ltd., a subsidiary of IDT Energy, a company pursuing the cleanup of contaminated soils. Mr. Shafir was the founder and Chief Executive Officer of 4DM-Technologies, a software company in the field of Command and Control software for management of emergency situations. After selling the source code to the Israel Aircraft Industry, Mr. Shafir headed a project of upgrading the system for municipal and statewide security applications. Mr. Shafir is the Head of the Commission for Safety in Civil Aviation which was appointed by the Israeli Minister of Defense and Minister of Transportation to redesign civil aviation safety procedural and control issues. Mr. Shafir has vast experience in the Israeli Air Force, where he served as a fighter pilot, the Commander of the Israeli Air Force Academy, Commander of Hazor AFB (an all F-16 base) and Commander of Tel-Nof Air Force Base, the largest Air Force base in Israel. Mr. Shafir majored in Mathematics and Philosophy at the University of Bar-Ilan, Israel and has a MBA from the Naval Post Graduate School in Monterey, California.

     The vote with respect to each nominee shall be  separate.

     REQUIRED VOTE FOR ADOPTION OF A RESOLUTION. In order to adopt each of the resolutions on the agenda the affirmative vote of a majority of the shares present and voting is required.

This Written Ballot shall only be valid if it is accompanied by an ownership confirmation for the person for whose benefit a share is registered with a Stock Exchange Member, and such share is included within the shares registered in the Shareholders Ledger under the name of a Nominee Company (hereinafter: an "UNREGISTERED SHAREHOLDER") or a copy of an I.D. card, passport or Certificate of Incorporation, if such shareholder is registered in the Shareholders Ledger, which should be delivered to the Company no later than seventy two hours prior to the meeting.

The Company does not allow voting through the Internet.

ADDRESS FOR DELIVERY OF WRITTEN BALLOTS AND STATEMENTS OF POSITION. The Company's offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel (attn. of [ ]).

LAST DATE FOR DELIVERY OF STATEMENTS OF POSITION: The last date for delivery of Statement of Position to the Company is ten days after the Record Date (the "LAST DATE FOR DELIVERY OF STATEMENTS OF POSITION"), i.e. [ ], 2010, and the last date for delivery of the board of directors' response is no later than five days after the Last Date for Delivery of Statement of Position, i.e., [ ], 2010.

Address of Stock Exchange Internet Site where Written Ballots and Statements of Position may be found: WWW.MAGNA.ISA.GOV.IL and WWW.MAYA.TASE.CO.IL.

A shareholder is entitled to receive an ownership approval at the Stock Exchange Member's offices or by mail, if so requested. Such request shall provide details for a specific securities account.

An Unregistered Shareholder may receive via electronic mail, for no consideration, a link to the form of Written Ballot and Statements of Position in the distribution site through the Stock Exchange Member through which he is holding his shares, unless he has inform the Stock Exchange Member that he is not interested to receive such link or that he prefers to receive Written Ballots through mail (subject to payment). The notice of a shareholder with respect to Written Ballots shall apply also with respect to Statements of Position.

A single shareholder or a number of shareholders holding shares constituting five percent or more of the total voting power in the Company, and also any person holding such percentage of all voting power not held by a controlling shareholder in the Company, as defined in section 286 of the Companies' Law, may review the Written Ballots as set froth in Regulation 10 of the Regulations. The number of shares constituting 5% of the total voting power in the Company is [ ] shares; and the number of shares constituting five percent of the total voting power not held by a controlling shareholder is [ ] shares.

                             WRITTEN BALLOT - PART B



     COMPANY'S NAME: Magal Security Systems Ltd.

     COMPANY'S ADDRESS (FOR DELIVERY AND RECEIPT OF WRITTEN BALLOTS): 17 Altalef
     ---------------------------------------------------------------
     Street, Industrial Zone, Yehud 56100, Israel (attn: [ ])

     COMPANY'S NO.:  52-003892-8

     MEETING DATE: [ ], 2010

     TYPE OF MEETING: Extraordinary/Annual

     RECORD DATE: [ ]

     SHAREHOLDER'S INFORMATION:

     Shareholder's Name:
                         ------------------

     ID Number:
                -------------------------

     If the shareholder does not possess an Israeli ID certificate:

     Passport No.:
                  -------------------------

     Country in which such passport has been issued:
                                                    ----------------

     Valid until:
                  --------------------------

     If such shareholder is a corporation:

     Company No.
                 ------------------------

     Place of Incorporation:
                             ----------------

     MANNER OF VOTING:



    ----------------------------- -----------------------------------------------------------------------------------
    NUMBER OF ITEM ON THE AGENDA                                 MANNER OF VOTING (1)
    ----------------------------- --------------------------- --------------------------- ---------------------------
                                             FOR                       AGAINST                     ABSTAIN
    ----------------------------- --------------------------- --------------------------- ---------------------------
                (1)
    ----------------------------- --------------------------- --------------------------- ---------------------------
               (2)-A
    ----------------------------- --------------------------- --------------------------- ---------------------------
               (2)-B
    ----------------------------- --------------------------- --------------------------- ---------------------------
               (2)-C
    ----------------------------- --------------------------- --------------------------- ---------------------------
               (2)-D
    ----------------------------- --------------------------- --------------------------- ---------------------------
               (2)-E
    ----------------------------- --------------------------- --------------------------- ---------------------------
    (1) No marking shall be deemed abstaining from voting with respect to the relevant mater




    --------------------------------            -------------------------------
              Signature                                     Date



-------------------------------------------------------------------------------



Shareholders holding shares through a Stock Exchange Member (according to section 177(1)) - this Written Ballot shall only be valid if accompanied by an ownership approval except in the event of voting through the Internet.

With respect to Shareholders registered in the Company's Shareholders' Ledger - this Written Ballot shall only be valid if accompanied by a copy of ID certificate / Passport / Certificate of Incorporation.

                                    EXHIBIT 2

                             JOINT FILING AGREEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  June 21, 2010

                              DIKER GP, LLC

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              DIKER MANAGEMENT, LLC

                              By: /s/ Mark N. Diker
                                  -----------------------------------
                              Name:  Mark N. Diker
                              Title: Managing Member


                              /s/ Charles M. Diker
                              ---------------------------------------
                              CHARLES M. DIKER


                              /s/ Mark N. Diker
                              ---------------------------------------
                              MARK N. DIKER